SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

11 December, 2009

LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1          Regulatory News Service Announcement, dated 11 December, 2009 re: Exchange of Preference Shares for ECNs

119
/09

11 December
 2009
EXCHANGE OF PREFERENCE SHARES FOR ENHANCED CAPITAL NOTES
Lloyds Banking Group plc ("Lloyds Banking Group") announces that it has agreed to repurchase U.S.$
359,
790
,000
 of its
U.S.$750,000,000 6.413 per cent
 Non-Cumulative Fixed to Floating Rate Preference Shares (ISIN: GB00B3KSBH82), U.S.$194,457,000
 of its U.S.$750,000,000 5.92

per cent Non-Cumulative Fixed to Floating Rate Preference Shares (ISIN: GB00B3KSBJ07), U.S.$252,842,000
of its U.S.$750,000,000 6.657 per cent Non-Cumulative Fixed to Floating Rate Preference Shares (ISIN: GB00B3KSBK12) and U.S.$451,542,000
of its U.S.$1,000,000,000 6.267

per cent Non-Cumulative Fixed to Floating Rate Preference Shares (ISIN: XS0460002693), which are held by a limited number of investors in the United States, for new U.S.$
1,258,
631,000
 8.00

per cent
.

Fixed to Floating Rate Undated Enhanced Capital Notes
(the "ECNs").

 The ECNs will rank as upper tier two capital for regulatory purposes.

It is expected that these exchanges will complete on or around  15
December 2009.

-
 END
-

For further information:

Investor Relations
Michael Oliver
    +44 (0) 20 7356 2167
Director of Investor Relations
Email: michael.oliver@ltsb-finance.co.uk

Moira d'Arcy
    +44 (0) 20 7356 2164
Head of
Debt
Investor Relations
Email:
moira
.
d'arcy
@ltsb-finance.co.uk

Media Relations
Harry Hussain
    +44 (0) 131 243 7194
Media Relations Manager
Email: harry.hussain@lloydsbanking.com

This announcement and the information contained herein do not contain or constitute an offer for sale or the solicitation of an offer to purchase securities in the United States. The ECNs referred to herein have not been and will not be registered under the US Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States absent registration under the Securities Act or an available exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. There will be no public offer of ECNs in the United States.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS BANKING GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:  11 December, 2009